

CROSSROADS
CAPITAL
DISTRIBUTORS

March 20, 2018

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Reissued Financial Statements for Crossroads Capital Distributors, LLC

To Whom it May Concern:

Please find attached our reissued financial statements per the request of our auditors, Ronald Blue & Co. CPAs and Consultants, LLP.

We are reissuing these because the Independent Auditors' Report was missing the following sentence: "We have served as Crossroads Capital Distributors, LLC's auditor since 2015". There are no other changes to the reissued financial statements.

Should you have any questions, please let me know.

Sincerely,

Virginia Voos
Chief Financial Officer







UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-69478 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crossroads Capital Distributors, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Newport Center Drive, Suite 150
(No. and Street)

| Newport Beach | CA | 92660 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Virginia Voos, 770-923-9632
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ronald Blue & Co.
(Name – *if individual, state last, first, middle name*)

| 1551 North Tustin Avenue | Santa Ana | CA | 92705 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**





## OATH OR AFFIRMATION

I, Virginia Voos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crossroads Capital Distributors, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/FINOP

Title

Notary Public

OFFICIAL SEAL
TIFFANY MESSENGER
Notary Public, Georgia
BARROW COUNTY
My Commission Expires
FEBRUARY 9, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROSSROADS CAPITAL DISTRIBUTORS, LLC

INDEPENDENT AUDITORS' REPORT

December 31, 2017

CROSSROADS CAPITAL DISTRIBUTORS, LLC

December 31, 2017

TABLE OF CONTENTS

## INDEPENDENT AUDITORS' REPORT

To the Members
Crossroads Capital Distributors, LLC
Newport Beach, California

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Crossroads Capital Distributors, LLC (the Company) as of December 31, 2017, the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

RONBLUECPA.COM

Crossroads Capital Distributors, LLC
Newport Beach, California
Page 2

## Supplemental Information

The computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, statement under rule 17a-5(d)(4) of the Securities and Exchange Commission, computation for determination of reserve requirements pursuant to rule 15c3-3 of the Securities and Exchange Commission, and information relating to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, statement under rule 17a-5(d)(4) of the Securities and Exchange Commission, computation for determination of reserve requirements pursuant to rule 15c3-3 of the Securities and Exchange Commission, and information relating to the possession or control requirements under rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Crossroads Capital Distributors, LLC's auditor since 2015.

*Ronald Blue & Co.*
*CPAs and Consultants, LLP*

Santa Ana, California
March 1, 2018

CROSSROADS CAPITAL DISTRIBUTORS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2017

## ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 240,113 |
| Accounts receivable | | 29,438 |
| Other receivables | | 13,640 |
| Prepaid expenses | | 74,386 |
| Total current assets | | 357,577 |
| Computer equipment, net | | 7,107 |
| Total assets | $ | 364,684 |

## LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---:|
| **Liabilities** | | |
| Accounts payable | $ | 153,813 |
| Accrued expenses | | 64,159 |
| Total liabilities | | 217,972 |
| **Members' equity** | | 146,712 |
| Total liabilities and members' equity | $ | 364,684 |

## CROSSROADS CAPITAL DISTRIBUTORS, LLC

### STATEMENT OF OPERATIONS
For the Year Ended December 31, 2017

| | |
|---|---:|
| **Revenue** | |
| Commission income | $ 871,540 |
| | |
| **Operating Expenses** | |
| Fees and licenses | 53,332 |
| Insurance | 126,589 |
| General and administrative | 1,291,391 |
| Legal and professional | 211,060 |
| | |
| Total operating expenses | 1,682,372 |
| | |
| (Loss) before provisions for income taxes | (810,832) |
| | |
| Provision for income taxes | 2,070 |
| | |
| Net (loss) | $ (812,902) |

CROSSROADS CAPITAL DISTRIBUTORS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2017

| | Capital Contributions | Retained Earnings (Deficit) | Total |
|---|---|---|---|
| Balances at December 31, 2016 | $ 785,503 | $ (674,889) | $ 110,614 |
| Net (loss) | - | (812,902) | (812,902) |
| Contributions | 849,000 | - | 849,000 |
| Distributions | - | - | - |
| Balances at December 31, 2017 | $ 1,634,503 | $ (1,487,791) | $ 146,712 |

CROSSROADS CAPITAL DISTRIBUTORS, LLC

**STATEMENT OF CHANGES IN LIABILITIES**
**SUBORDINATED TO CLAIMS OF CREDITORS**
For the Year Ended December 31, 2017

For the year ended December 31, 2017, no subordinated liabilities or agreements exist in the financial statements of Crossroads Capital Distributors, LLC.

# CROSSROADS CAPITAL DISTRIBUTORS, LLC

## STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

| | |
|---|---:|
| **Cash flows from operating activities** | |
| Net (loss) | $ (812,902) |
| Adjustments to reconcile net income (loss) to net cash change in operating activities: | |
| Depreciation | 1,908 |
| Changes in operating assets and liabilities: | |
| Commissions receivable | 38,567 |
| Other receivables | (13,640) |
| Prepaid expenses | (8,509) |
| Accounts payable and accrued expenses | 79,607 |
| Net change in cash from operating activities | (714,969) |
| | |
| **Cash flows from financing activities** | |
| Member's contributions | 849,000 |
| Net change in cash | 134,031 |
| | |
| **Cash and cash equivalents, beginning of year** | 106,082 |
| | |
| **Cash and cash equivalents, end of year** | $ 240,113 |
| | |
| **Supplemental disclosures of cash flow information** | |
| Cash paid for: | |
| Income taxes | $ 2,070 |
| Interest | $ - |

There were no investing or non-cash financing activities for the year ended December 31, 2017.

## Note 1 - Summary of significant accounting policies

### Organization and nature of business

Crossroads Capital Distributors, LLC (the Company), a Delaware limited liability company, was formed on August 26, 2009, and adopted a fiscal year of December 31. It maintains its principal and only active office in Newport Beach, California.

The Company is governed under a limited liability agreement, commencing on August 26, 2009, amended and restated as of January 1, 2014, and will terminate December 31, 2050.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of FINRA. Operations are pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 based on limited business activity and it does not hold customer funds or securities. The Company's business consists of the offering and sale of mutual funds, variable life insurance or annuities, business development companies, direct participation programs, limited partnerships, oil and gas interests, and private placements of securities.

### Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

### Income taxes

The provision for taxes and related asset or liability includes Federal and State of California income taxes.

The Company adopted the provisions of Accounting Standards Codification (ASC) 740-10-50, Accounting for Uncertainty in Income Taxes. The statement requires that a tax position be recognized or derecognized based on a 'more-likely-than-not' threshold. This applies to positions taken or expected to be taken in a tax return. The implementation of the statement had no impact on the Company's balance sheets and statements of income and retained earnings. The Company does not believe its financial statements include (or reflect) any uncertain tax positions.

### Financial statement estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

8

## Note 1 - Summary of significant accounting policies (continued)

### Commissions receivable

Management considers all accounts and commissions receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is recorded.

### Concentrations of credit risk

*Credit risk*

The Company maintains one bank account, the balance of which may, at times, be in excess of Federal Deposit Insurance Corporation (FDIC) limits. The Company has not experienced any losses in this account. Management does not believe that the Company is exposed to any significant credit risk in connection with cash and cash equivalents.

## Note 2 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for a year after commencing business and then after that year 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1. Net capital and related capital ratio fluctuate on a daily basis; however, at December 31, 2017, the Company had net capital of $51,579 which was $37,048 in excess of its required minimum net capital of $14,531. The Company's aggregate indebtedness to net capital ratio was 422.60% at December 31, 2017.

## Note 3 - Related party transactions

The Company had entered into an expense sharing agreement with Crossroads Capital Insurance Services, Inc. (CCIS), under which CCIS would be responsible for the rent, shared services, and communication services of the Company. The Company reimburses CCIS according to the terms of the expense agreements. During the year ended December 31, 2017, the Company paid $24,090 for costs related to the expense agreements.

The Company entered into an expense sharing agreement with Crossroads Capital Management, LLC (CCM), under which CCM would be responsible for the rent, shared services, and communication services of the Company.

## Note 3 - Related party transactions (continued)

The Company reimburses CCM according to the terms of the expense agreements. During the year ended December 31, 2017, the Company paid $6,022 for costs related to the expense agreements.

The Company is affiliated to CCIS, CCM and Crossroads Capital Group, LLC (CCG) through common ownership by its members.

## Note 4 - Income taxes

The provision for income taxes for the year ended December 31, 2017, consisted of the following:

| | | |
|---|---|---|
| State | $ | 2,070 |
| Total | $ | 2,070 |

The Company is subject to taxation in the United States and various states jurisdictions. As of December 31, 2017, the Company's tax years for 2013, 2014, 2015, and 2016 are subject to examination by the tax authorities. With few exceptions, as of December 31, 2017, the Company is no longer subject to U.S. federal, state, or local examinations by tax authorities for years before 2012.

## Note 5 - Subsequent events

Management has evaluated subsequent events through March 1, 2018, the date on which the financial statements were available to be issued.

CROSSROADS CAPITAL DISTRIBUTORS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2017

## Computation of net capital

| | | |
|---|---|---:|
| Total member's equity | $ | 146,712 |
| Deduct nonallowable assets | | (95,133) |
| Net capital | $ | 51,579 |

## Aggregate indebtedness

Items included in statement of financial condition:

| | | |
|---|---|---:|
| Various liabilities | $ | 217,972 |
| Total aggregate indebtedness | $ | 217,972 |
| Ratio: Aggregate indebtedness to net capital | | 422.60% |

## Computation of basic net capital requirement

Minimum dollar net capital required:

| | | |
|---|---|---:|
| Company | $ | 5,000 |
| 6-2/3% of total aggregate indebtedness | | 14,531 |
| Minimum dollar net capital required | | 14,531 |
| Net capital, as calculated above | | 51,579 |
| Excess (deficit) net capital | | 37,048 |
| Net capital less 120% of minimum net capital required | | 34,142 |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ | 51,579 |

No material differences were noted between the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above.

CROSSROADS CAPITAL DISTRIBUTORS, LLC

STATEMENT UNDER RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2017

The audit disclosed no violation of financial, and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17a-5 Part IIA dated December 31, 2017, with the final audit report attached.

CROSSROADS CAPITAL DISTRIBUTORS, LLC

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**
**PURSUANT TO RULE 15c3-3 OF THE**
**SECURITIES AND EXCHANGE COMMISSION**
December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

CROSSROADS CAPITAL DISTRIBUTORS, LLC

**INFORMATION RELATING TO THE POSSESSION OR CONTROL**
**REQUIREMENTS UNDER RULE 15c3-3 OF THE**
**SECURITIES AND EXCHANGE COMMISSION**
December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

# RonaldBlue&Co.
CPAs and Consultants

Report of Independent Registered Public Accounting Firm

To the Members
Crossroads Capital Distributors, LLC
Newport Beach, California

Crossroads Capital Distributors, LLC (the Company) is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

We have reviewed management's statements, included in the accompanying exemption report associated with SEC Rule 17a-5, in which (1) the Company. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i), (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board of the United States and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Ronald Blue & Co.*
*CPAs and Consultants, LLP*

Santa Ana, California
March 1, 2018

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

RONBLUECPA.COM



CROSSROADS
CAPITAL
DISTRIBUTORS

CROSSROADS CAPITAL DISTRIBUTORS, LLC
BROKER DEALERS ANNUAL EXEMPTION REPORT

Crossroads Capital Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of l934, pursuant to paragraph (k)(2)(i) of the Rule.

The Company met aforementioned exemption provisions throughout the most recent year ended December 31. 2017 without exception.

I, Virginia Voos, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:
By: Virginia L Voos
Title: Financial and Operations Principal
February 21, 2018

140 Newport Center Drive, Suite 150, Newport Beach, CA 92660

Office 949.629.4330

# RonaldBlue&Co.
## CPAs and Consultants

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED UPON PROCEDURES

To the Members
Crossroads Capital Distributors, LLC
Newport Beach, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Crossroads Capital Distributors, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Crossroads Capital Distributors, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Crossroads Capital Distributors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Crossroads Capital Distributors, LLC's management is responsible for Crossroads Capital Distributors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Ronald Blue & Co.
CPAs and Consultants, LLP
1551 North Tustin Avenue
Suite 1000
Santa Ana, CA 92705

phone 714.543.0500
fax 714.543.1567

RONBLUECPA.COM

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Ronald Blue & Co.*
*CPAs and Consultants, LLP*

Santa Ana, California
March 1, 2018

CROSSROADS CAPITAL DISTRIBUTORS, LLC

SCHEDULE OF SIPC ASSESSMENT PAYMENTS

Crossroads Capital Distributors, LLC did not have any SIPC assessment payments during the year ending December 31, 2017.